Exhibit 99.1

Luxoft Holding, Inc Announces Completion of the Reorganization of IBS Group Holding Limited

London, United Kingdom — November 11, 2014 — Luxoft Holding, Inc (NYSE: LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced that it has been informed by IBS Group Holding Limited (IBS), its majority shareholder, that the previously approved scheme of arrangement (the “Scheme”) to reorganize IBS via an exchange of shares and Global Depository Receipts (GDRs) of IBS for shares of Luxoft by public shareholders of IBS became effective on November 7, 2014.

As a result of the Scheme, the ownership of IBS in the share capital of Luxoft has decreased from approximately 68.6% to approximately 44.2%.  8,003,828 shares of Luxoft were converted based on the exchange ratio of 0.95, from Class B ordinary shares (which entitle the holder to ten votes per share) to Class A ordinary shares and exchanged for IBS securities.  As a result of the Scheme, our total free float based on share numbers as of September 30, 2014 is 16,880,487 shares, or approximately 51%.  IBS remains the controlling shareholder of Luxoft as a result of holding its Class B ordinary shares.

About Luxoft:

Luxoft Holding, Inc (NYSE:LXFT US) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 18 dedicated delivery centers worldwide. It has over 8,100 employees across 22 offices in 14 countries in the North America, Western and Eastern Europe, and Asia Pacific. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; IBS Group Holding Limited and its subsidiaries divesting all or a portion of its ownership interest in us; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended March 31, 2014 and other documents filed with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Investor Relations:

Alina V. Plaia

Vice President

(212) 964-9900 (ext. 2404)

ir@luxoft.com